08031982

U.S. Department of the Treasury
Washington, D.C. 20220

OMB APPROVAL
OMB # 1535-0089

**ANNUAL AUDITED REPORT
FORM G-405
PART III**

Information Required of Government Securities
Brokers and Dealers
Pursuant to Section 15C of the Securities
Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NUMBER
8- 37947

REPORT FOR THE PERIOD BEGINNING 04/01/2007 (MMDDYYYY) AND ENDING 03/31/2008 (MMDDYYYY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

ICAP SECURITIES USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City	New Jersey	07311
(City)	(State)	(Zip Code)

PROCESSED
JUN 06 2008
THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Curry 212-341-9746
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *
(Name - if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAY 30 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. (See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2)

SEC 1410 (11-84)

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP SECURITIES USA LLC, as of March 31 in the year 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer
Title

ROSEMARY GUINTA
NOTARY PUBLIC, State of New Jersey
No. 2297663
Qualified In Hudson County
Commission Expires March 7, 2013

Rosemary Guinta
Notary Public

This report * * contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- [ ] (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

ICAP Securities USA LLC
and Subsidaries

Consolidated Statement of Financial Condition
March 31, 2008

ICAP Securities USA LLC and Subsidiaries
Index
March 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
ICAP Securities USA LLC and Subsidiaries

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Securities USA LLC and Subsidiaries (the "Company") (formerly Garban LLC and Subsidiaries) at March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 22, 2008

ICAP Securities USA LLC and Subsidiaries
Consolidated Statement of Financial Condition
March 31, 2008

(dollars in thousands)

Assets	
Cash and cash equivalents	$ 77,633
Cash and securities segregated under federal regulations	8,979
Deposits with clearing organizations	95,966
Securities owned, at estimated fair value	15,655
Securities owned, at estimated fair value, not readily marketable	7,247
Receivable from brokers, dealers and clearing organizations	4,181,706
Receivable from customers	87,775
Commissions receivable, net of allowance for doubtful accounts of $315	77,376
Receivable from affiliates	101,041
Software developed for internal use, at cost, less accumulated amortization of $7,601	99
Goodwill	1,933
Intangible assets, net of accumulated amortization $582	175
Prepaid expenses and other assets	29,293
Total assets	$ 4,684,878
Liabilities and Member's Equity	
Liabilities	
Payable to brokers, dealers and clearing organizations	$ 4,124,066
Payable to customers	116,034
Payable to affiliates	1,341
Accrued expenses and accounts payable	98,080
Total liabilities	4,339,521
Commitments and contingencies (Note 7)	
Member's equity	345,357
Total liabilities and member's equity	$ 4,684,878

The accompanying notes are an integral part of this consolidated financial statement.

(dollars in thousands)

1. Organization

ICAP Securities USA (the "Company") (formerly Garban LLC and Subsidiaries) is a Delaware limited liability company. The Member is ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members: ICAP North America Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member Financial Industry Regulatory Authority ("FINRA"). The Company, headquartered in New Jersey and with an office in London, is a broker of United States Treasury bills, notes and bonds, and other obligations of United States governmental agencies, and repurchase and reverse repurchase agreements covering U.S. Government and Federal agency securities on a fully matched basis. Subsidiaries operate in the brokering of financial instruments including corporate bonds, preferred stock, direct access, credit derivatives, U.S. Governmental and other Federal agency obligations, collateralized mortgage obligations and other asset-backed corporate debt securities, and domestic and international money market brokerage services. Subsidiaries are registered with the SEC, FINRA, Commodity Futures Trading Commission ("CFTC") and the National Futures Association ("NFA"). One subsidiary has four trading licenses with the New York Stock Exchange ("NYSE"). Another subsidiary is a registered futures commission merchant ("FCM").

2. Summary of Significant Accounting Policies

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2008 include approximately $76,081 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of three years or the remaining license term, whichever is shorter under Statement of Position 98-1 – Accounting for the Costs of Computer Software Developed for Internal Use ("SOP 98-1").

Security transactions are recorded in the consolidated statement of financial condition on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

Securities owned are recorded at estimated fair value.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the

(dollars in thousands)

lender. With respect to securities loaned, the Company receives collateral in the form of cash. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the market value of the applicable securities. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate.

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company and subsidiaries to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Under SFAS No. 142, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis or when an event occurs or circumstances change that signifies the existence of impairment. In March 2008, the Company performed its annual test for the impairment of goodwill and useful lives of intangible assets and concluded that there was no impairment as of March 31, 2008.

Identifiable intangible assets consist of customer lists and are amortized over 4-5 years.

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, the Company is not treated as a separate taxable entity.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No.48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how a Company should recognize, measure, present and disclose its financial statements for uncertain tax positions that a company has taken or expects to take on a tax return. The interpretation is effective for fiscal years beginning after December 15, 2007. The Company will adopt the provisions of FIN 48 during the fiscal year ending March 31, 2009 which is expected to have no material impact on the Company's financial statements.

All financial assets and financial liabilities are carried at fair value or stated at amounts which approximate fair value, as all such financial instruments are short term in nature.

3. Cash Segregated Under Federal Regulations

Cash in the amount of $5,000 have been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 (see Note 8). The Company and subsidiary compute a PAIB Reserve, which requires that the Company maintain minimum segregated cash in the amount of total credits per the Reserve Computation. As of March 31, 2008, treasury bills with the market value of $3,980 have been segregated in proprietary accounts of introducing broker-dealers ("PAIB") reserve account.

(dollars in thousands)

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Settlement date for brokered transactions in securities is generally same day or one to three business days after trade date, except for mortgage related securities issued by federal agencies, which is between five and twenty business days after trade date.

	Receivable		Payable
Fail to deliver	$ 2,610,229	Fail to receive	$ 2,594,941
Deposits paid for securities borrowed	1,527,375	Deposits received for securities loaned	1,498,621
Other	44,102	Other	30,504
	$ 4,181,706		$ 4,124,066

The unrealized gains for delayed-delivery, to-be-announced securities (TBA) and when-issued securities are recorded in the consolidated statement of financial condition net of unrealized losses by counterparty.

5. Receivable from and Payable to Customers

Receivable from and payable to customers include amounts due on cash transactions arising from customer fails to receive and fails to deliver.

6. NYSE Share Sale and NYBOT Membership Purchase

The NYSE Group common shares are subject to a three-year restriction, which expire in equal one-third installments. The second expired on March 8, 2008. The remaining installment will expire March 2009. The subsidiary has estimated the fair value on these restricted shares to be approximately $5,607 which is included in "securities owned, at estimated fair value, not readily marketable" on the consolidated statement of financial condition.

On June 20, 2007, the Company sold the remaining 107 NYSE common shares from the second restriction installment upon expiration of the restriction in March 2007.

During the year the Company purchased a trading membership with the New York Board of Trade ("NYBOT"). The membership shares are subject to restriction. The Company has estimated the fair value of these restricted shares to be approximately $414 which is included in "securities owned, at fair value, not readily marketable" on the statement of financial condition.

(dollars in thousands)

7. Commitments and Contingencies

Leases
The Company has a 15 year lease agreement for facilities. The lease contains provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitments under the lease are as follows:

Year Ending March 31	
2009	$ 6,332
2010	6,300
2011	6,351
2012	6,305
2013	6,552
Thereafter	31,686
	$ 63,526

The office space included under the lease is used by the Company, its subsidiaries and various other affiliates. The Company allocates a portion of lease costs to the affiliates.

The ultimate parent company, ICAP plc, has obtained an uncollateralized letter of credit in the amount of $6,720, in order to satisfy the requirements of the lease agreement entered into by the Company for the facilities.

A subsidiary has satisfied collateral requirements with one clearing organization at March 31, 2008 by depositing one letter of credit in the amount of $25,000.

The Company has a $93,650 credit facility available to satisfy collateral requirements with a clearing organization.

As of March 31, 2008, there is no amount outstanding on the credit facility and no amount was outstanding on the letters of credit as of March 31, 2008.

Legal Proceedings
In July 2003, it was announced that the Company was among those being sued in connection with an alleged infringement of patent number 6,560,580 in the United States of America. The Company rejected the claim. The legal correspondence continued until September 5, 2007, when the time for claimants to appeal the decision of the Federal Appeals Court to the Supreme Court expired. Therefore, the decision at the trial court level is now final and the matter is closed.

The highly regulated nature of the Company's business means that from time to time it is subject to regulatory enquiries and investigations. The Company is currently involved in a number of these. Some of these regulatory enquiries and investigations are broad and tend to be interdealer industry wide in nature.

The Securities and Exchange Commission ("SEC") has issued a formal order of investigation to the Company, and other interdealer brokers in government and other fixed income securities. The Company is cooperating with the inquiry. Although the Company has not received notice of an intention by the SEC to bring any charges against Company or its executives, the potential range of

(dollars in thousands)

penalties generally available to the SEC include, among other things, financial penalties, disgorgement, fines, actions against individuals, and injunctive and other remedial relief.

Such matters are inherently subject to many uncertainties and the Company cannot predict their outcomes. However, there are no issues which are currently expected to have a material adverse impact on the Company's financial condition.

8. Regulatory Requirements

ICAP Securities USA LLC is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

ICAP Securities USA LLC had liquid capital of approximately $164,021, at March 31, 2008, which was approximately $157,685 in excess of the minimum liquid capital requirement of $6,336. ICAP Securities USA LLC's ratio of liquid capital to total haircuts was approximately 31 to 1.

ICAP Securities USA LLC has claimed an exemption under paragraph (k)(2)(i) of SEC Rule 15c3-3 (the "Rule") because ICAP Securities USA LLC, in connection with its activities as a government securities interdealer broker, does not otherwise hold funds or securities for, or owe money or securities to, customers. ICAP Corporates LLC is subject to SEC Rule 15c3-3 and maintains a "Special Account for Exclusive Benefit of Customers" (see Note 3).

The Company is registered with the SEC and is subject to the Uniform Net Capital requirements under Rule 15c3-1, and, accordingly, must maintain minimum net capital (as defined). This rule allows for a flow-through benefit from the subsidiaries equal to net capital and net liquid capital in excess of the capital requirements of the subsidiaries. ICAP Capital Markets LLC and Intercapital Securities LLC are no longer registered with the SEC as U.S. government broker dealers and are no longer subject to Department of Treasury Regulation 402.2 but continue to compute pro-forma liquid capital for purposes of regulatory consolidation. ICAP Futures LLC is subject to the Minimum Financial Requirements Rule pursuant to Regulation 1.17 of the Act. The net capital and minimum net capital required of each subsidiary at March 31, 2008 are set forth below:

Company	Net Capital	120% of Net Capital Requirement	Excess Net Capital
ICAP Capital Markets LLC	$ 10,645	$ -	$ 10,645
Intercapital Securities LLC	4,441	-	4,441
ICAP Corporates LLC	47,210	2,168	45,042
ICAP Futures LLC	6,008	600	5,408
Total	$ 68,304	$ 2,768	$ 65,536

The following summarizes the assets and liabilities of subsidiaries consolidated in the accompanying consolidated financial statements, but not consolidated in ICAP Securities USA LLC's corresponding unaudited Form G-405 part II filed as of March 31, 2008:

(dollars in thousands)

	ICAP Capital Market LLC	ICAP Corporates LLC	Intercapital Securities LLC	ICAP Futures LLC	Total
Assets	$ 125,054	$ 1,808,598	$ 6,704	$ 12,177	$ 1,952,533
Liabilities	44,206	1,732,339	1,390	2,103	1,780,038
Net	$ 80,848	$ 76,259	$ 5,314	$ 10,074	$ 172,495

9. Employee Benefits

The Company and its subsidiaries participate in a trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management. Each entity pays its respective portion of the administrative expenses. The Plan includes a 401(k) provision whereby all employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of employee contributions.

10. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company generally executes transactions as a riskless principal between undisclosed principals. If the agency transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate non-performance by counterparties in the above situation.

In order to facilitate customer transactions and increase revenue opportunities or as a result of customer, broker or technological error, the Company may participate as a matter of policy in certain marketplaces by posting quotations or by acting as a principal on unmatched trades. As a matter of Company policy, any principal positions will be liquidated as soon as reasonably practicable. The Company does not engage in proprietary trading.

A subsidiary has loaned to brokers and dealers, securities owned by other brokers and dealers having a market value of approximately $1,424,606 and received cash or other collateral with a value of approximately $1,498,621, which is recorded in the Company's consolidated statement of financial condition at March 31, 2008. If a borrowing broker or dealer does not return a security, the subsidiary may be obligated to purchase the security in order to return it to the owner. In such circumstances, the subsidiary may incur a loss equal to the amount by which the market value of the security on the date of nonperformance exceeds the value of the loan or the collateral from the broker or dealer. In addition, the subsidiary has borrowed from other brokers and dealers and financial institutions, securities having a market value of approximately $1,455,137 and has given cash or other collateral with a value of approximately $1,527,375, which is recorded in the Company's consolidated statement of financial condition at March 31, 2008. In the event a lender does not return the collateral, the subsidiary may be subject to a loss equal to the amount by which the collateral exceeded the market value of the security borrowed.

At March 31, 2008, the Company had commitments to enter into future resale agreements. At March 31, 2008, the Company has given collateral of $32,393 under agreements to resell none of which has been rehypothecated.

(dollars in thousands)

The Company and its subsidiaries maintains a policy to monitor market exposure and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, they have a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which they conduct business. Management does not anticipate nonperformance by the counterparties.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at their contract value. It is the policy of the Company to take possession of all underlying assets purchased under resale agreements. The market value of these underlying securities is reviewed to ensure that the amounts loaned are adequately collateralized. Whenever warranted, additional cash or collateral is obtained. The Company monitors the credit worthiness of each counterparty.

The contractual amount of purchase and sale transactions for the Company at March 31, 2008 was approximately $7,332,854 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled within a short period of time.

Pursuant to the terms of the clearing agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applied to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right, and therefore the Company recorded no liability for the year ended March 31, 2008.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

11. Transactions with Affiliates

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy and administrative services (including finance, human resources, operations, legal and electronic data processing functions).

The Company has payables to affiliate of $1,279 relating to such charges.

At March 31, 2008, the Company has a $29,704 receivable from an affiliate related to an intercompany loan arrangement.

The Company has receivables and payables from affiliates of $3,525 and $62 respectively, relating to commission revenue and expense.

Additionally, a subsidiary had a receivable of $1,236 with INAI related to the SEEPP.

In addition, the Company provides clearing services for foreign and domestic affiliates.

A subsidiary leases seat memberships from an affiliate of IBHNA.

Amount receivable from and payable to affiliate are non-interest bearing and are due on demand.

(dollars in thousands)

The Company has a membership with the Fixed Income Clearing Corporation ("FICC"). ICAP Electronic Broking LLC ("IEB"), an affiliate of the Company, has an affiliated membership underneath the direct membership of the Company. While IEB maintains a separate participant identification with the FICC, all margining is combined at the Company level.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By Department of Treasury Regulations

To the Member of ICAP Securities USA LLC and Subsidiaries

In planning and performing our audit of the consolidated financial statements of ICAP Securities USA LLC and Subsidiaries (the "Company") as of and for the year ended March 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Section 405.2 of the Department of the Treasury Regulations, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) of the Securities and Exchange Commission (the "SEC"), as adopted by the Department of the Treasury, in making the following:

1. The periodic computations of liquid capital under Section 402.2 of the Department of the Treasury Regulations;
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Department of the Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g), as adopted by the Department of the Treasury, lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of the Treasury to be adequate for its purposes in accordance with the Government Securities Act of 1986 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2008 to meet the Department of the Treasury's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Department of the Treasury, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Section 405.2 of the Department of the Treasury Regulations in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 22, 2008

END